

Greg Harris · 3rd

Sales & Marketing Executive

San Carlos, California, United States · 500+ connections ·

Contact info

eZdia Inc.

University of Southe
California - Marshall

Experience



Vice President of Strategic Services

eZdia Inc.

Aug 2018 – Present · 2 yrs 4 mos

eZdia specializes in building search optimized content for eCommerce companies. The Professional Services Division builds custom SEO strategies, solves SEO problems and optimizes eCommerce sites to maximize their return on content investment.

Founder

DynECom

Apr 2017 – Present · 3 yrs 8 mos

San Francisco Bay Area

One of the founders of this demand-based dynamic pricing Software as a Service company that helps digital marketers set pricing based on demand signals. Dynamic pricing is common in eCommerce but typically based on price matching competitors, DynECom uses analytics data to measure demand and set pricing based on customer behavior. The platform …**see mor**



Vice President of Sales & Marketing

Jameco Electronics

May 2008 – Apr 2017 · 9 yrs

Responsible for driving all demand and business development for this electronic component distributor. Evolved from a single strategy catalog marketer into today's multi-channel digital marketing company.



Chief Marketing Officer

e4e

Sep 2006 – May 2008 · 1 yr 9 mos

Responsible for all demand generation for this outsourced services company.

Senior Consultant

DHC Consulting

Jan 2005 – Sep 2006 · 1 yr 9 mos

Woodside, CA

Clients and projects included:
• HP. Developed a global sales training program designed to help HP Sales Reps call higher up in their customer's management.
• NVIDIA. Developed company's first 3-D eCommerce strategy.   **...see mor**

Show 2 more experiences ⌄

Education



University of Southern California - Marshall School of Business

MBA, Marketing & Finance



UC Santa Barbara

BA, Economics

Activities and Societies: Daily Nexus

Licenses & certifications



BrightEdge Certified Professional

BrightEdge

Skills & endorsements

Direct Marketing · 35



Endorsed by **Robert Cameron and 2 others who are highly skilled at this**



Endorsed by **3 of Greg's colleagues at Ja Electronics**

Market Research · 17



Endorsed by **3 of Greg's colleagues at Jameco Electronics**

Marketing · 16



Endorsed by **2 of Greg's colleagues at Jameco Electronics**

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Recommendations

Received (1) Given (28)

Alvaro Freyre
Managing Director at Retired
June 13, 2008, Alvaro worked with Greg in different groups

Greg Harris is an intelligent, energetic and experienced Mar executive. At both Adaptec and at Cornerstone Peripherals, Greg's calm leadership and creative Marketing programs w always adding value. I'd jump at the chance to work with hi again.

